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Exhibit

Exhibit Description

99.1 Announcement on 2026/04/15: UMC will convene Q1 2026 Investor Conference

99.2 Announcement on 2026/04/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q1 2026 Investor Conference

1. Date of institutional investor conference: 2026/04/29

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q1 2026 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of March, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2026	Number of shares as of March 31, 2026	Changes
Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President	Oliver Chang Chitung Liu JT Lin Jerry CJ Hu Francia Hsu Eric Chen	3,558,289 4,612,917 560,060 2,405,280 756,280 1,534,280	3,549,289 4,012,917 515,060 2,395,280 731,280 1,514,280	(9,000) (600,000) (45,000) (10,000) (25,000) (20,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2026	Number of shares as of March 31, 2026	Changes
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